Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Fiscal Year Ended August
	2011	2010	2009	2008	2007
(in thousands, except ratios)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)

Earnings:
Income before income taxes	$1,324,246	$1,160,505	$1,033,746	$1,007,389	$936,150
Fixed charges	240,329	223,608	204,017	173,311	170,852
Less: Capitalized interest	(1,059)	(1,093)	(1,301)	(1,313)	(1,376)

Adjusted earnings	$1,563,516	$1,383,020	$1,236,462	$1,179,387	$1,105,626

Fixed charges:
Gross interest expense	$164,712	$156,135	$143,860	$120,006	$121,592
Amortization of debt expense	8,962	6,495	3,644	1,837	1,719
Interest portion of rent expense	66,655	60,978	56,513	51,468	47,541

Fixed charges	$240,329	$223,608	$204,017	$173,311	$170,852

Ratio of earnings to fixed charges	6.5	6.2	6.1	6.8	6.5